EMAIL: KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL: 212.451.2252

May 2, 2014

VIA EDGAR AND ELECTRONIC MAIL

Jay Ingram, Esq.

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed March 28, 2014
File No. 001-36051

Dear Mr. Ingram:

On behalf of Quinpario Acquisition Corp. ( the “Company” or “Quinpario”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 23, 2014 (the “Staff Letter”) with regard to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on March 28, 2014. We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below. Terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

General

1.	Please ensure that you use defined terms consistently throughout your proxy statement. You repeatedly refer to a sale of your preferred stock without using the term PIPE Investment, as well as a negotiated sale of your common stock in the open market or privately negotiated transactions, a private placement, or a combination thereof, without using the term Backstop Commitment. In light of the fact your transaction involves numerous subcomponents, readers need to be able to easily identify which transactions you are discussing, particularly those that involve the purchase of securities.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

May 2, 2014

2.	Where discussing the debt financing, PIPE Investment, and Backstop Commitment, please address whether each transaction is contingent upon shareholder approval of the Business Combination.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

3.	We note that you, or your subsidiaries, anticipate issuing securities, in accordance with:

•	the PIPE Investment;

•	the Backstop Commitment;

•	the exchange of Jason stock for Quinpario Sub stock; and

•	the exchange of Quinpario Sub stock for Quinpario common stock.

Please advise us of which exemptions from registration, and the facts supporting the availability of the exemption, that you are relying upon for each of these transactions.

In response to the Staff’s comment, we respectfully advise the Staff that the Company determined, based in part on the proposed manner of the issuance of the Series A Convertible Preferred Stock in accordance with the PIPE Investment, the Quinpario Common Stock in accordance with the Backstop Commitment, the exchange of Jason stock for Quinpario Sub stock and the exchange of Quinpario Sub stock for Quinpario Common Stock, and the nature and limited number of recipients involved in each of these issuances, that the proposed issuances of each of Series A Convertible Preferred Stock, Quinpario Common Stock and the Quinpario Sub stock, as the case may be, do not involve a “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and therefore are exempt from registration under the Securities Act pursuant to said Section 4(2) and/or Regulation D promulgated thereunder.

4.	Please provide an analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the offers and/or purchases of your common shares by Quinpario, the Sponsor, Quinpario’s directors, officers, advisors or their affiliates. Refer to disclosure on page 11.

In response to the Staff’s comment, we respectfully submit that Rule 13e-4 and Regulation E apply to “tender offers” engaged in by an issuer or its affiliates. While the SEC has not defined the term “tender offer,” it has provided a set of eight elements as being characteristic of a tender offer as described in Wellman v. Dickinson and other cases. As set forth below, we do not believe that a majority of these elements would be present in the purchase of shares by the Company’s Sponsor, directors, officers, advisors or their affiliates in privately negotiated purchases described on page 13 of the Proxy Statement. Accordingly, we do not believe the tender offer rules are applicable to such purchases.

(a) Active and widespread solicitation of public shareholders for the shares of an issuer. The Company’s Sponsor, directors, officers, advisors or their affiliates do not intend to

May 2, 2014

engage in any type of active or widespread solicitation of public stockholders for the Company’s shares. Instead, purchases would be made in private transactions in specific individual instances, if at all.

(b) Solicitation made for a substantial percentage of the issuer ’s stock. There is no set amount of shares that the Company’s Sponsor, directors, officers, advisors or their affiliates could purchase. Therefore, it is possible that such parties may purchase a substantial percentage of such shares. However, it is highly unlikely that a significant percentage will in fact be purchased because all public stockholders have the right to seek redemption of their shares.

(c) Offer to purchase made at a premium over the prevailing market price. It is likely that the market price at the time of purchase would be approximately the per-share amount in the trust account. It is likely that this will be the same price that the Company’s Sponsor, directors, officers, advisors or their affiliates would pay for such shares. However, it is possible that the purchases could be at a premium over the prevailing market price.

(d) Terms of the offer are firm rather than negotiable. As indicated above, purchases, if any, will be done in private transactions in specific individual instances. The Company’s Sponsor, directors, officers, advisors or their affiliates have the ability, in their sole discretion, to determine whether to make purchases, and the terms of each purchase will be negotiated separately in each specific transaction.

(e) Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. As indicated above, purchases will be done on an individual basis rather than being tied to a fixed maximum number to be purchased.

(f) Offer open only a limited period of time. Purchases could be made up and until the vote held for the Company’s proposed business combination. This time period would likely last several months. Accordingly, offers to make such purchases will be made over a significant period of time.

(g) Offeree subjected to pressure to sell his stock. As indicated above, since purchases could be entered into for a significant period of time, there is not the type of pressure on shareholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against. Furthermore, unlike a regular non-blank check company, since a stockholder will always have the right to seek redemption of his shares, there is little pressure for such shareholder to sell his shares.

(h) Publicity preceding or accompanying the rapid accumulation of stock. As indicated above, purchases would be made in private transactions in specific individual instances, if at all, without any type of publicity preceding or surrounding purchases of the Company’s shares.

May 2, 2014

When considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply. In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a “litmus test”, and stated that the question — whether a solicitation constitutes a “tender offer “ within the meaning of Section 14(d) — turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them. The proxy statement has extensive disclosure on the target business, its management, financials, risk factors and will undergo a thorough review by the Staff. Accordingly, stockholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them. As a result, we do not believe that the tender offer rules apply to these potential purchases by the Company’s Sponsor, directors, officers, advisors or their affiliates.

5.	Please clarify which former equity holders of Seller and which members of Jason’s management are Rollover Participants.

In response to the Staff’s comment, we respectfully advise the Staff that the Rollover consists of $6,750,000 in common equity issued by Quinpario Sub to Mr. Westgate, $300,000 to Mr. Boxberg, $150,000 to Mr. Schultz, $250,000 to Mr. Prasad, $300,000 to Mr. Hengel, $1,600,000 to Mr. Cripe, $750,000 to Mr. Cataldi, an aggregate of $180,000 to other members of management not named in this Proxy Statement and an aggregate of $25,000,000 among Saw Mill Capital LLC, Falcon Investment Advisors, LLC and Hamilton Lane Co-Investment Fund II, LP (collectively, the “Rollover Funds”).

Summary Term Sheet, page 1

6.	Where you refer to the extension units, please make clear that they will not be purchased and 75,000 founder shares will be forfeited if not transferred if the Business Combination is consummated.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

7.	We note your statement that Jason has “embedded relationships with long standing customers, superior scale and industry leading capability.” We note similar statements on page 23 to the effect that:

•	Jason’s products have significant brand recognition in multiple markets; that “[a]cross it’s industries, Jason is regularly viewed as the brand of choice for service, quality, dependability, value and continuous innovation;”

•	that Jason’s management team positions it to outperform the competition and substantially grow revenue; and

May 2, 2014

•	that “Jason’s scalable operating platform will allow it to grow revenue in each of its markets with limited fixed operating costs and capital investments.”

Your description of Jason’s business beginning on page 150, particularly the section on Competitive Strengths, also contains many qualitative statements regarding Jason and its competitive position. Please provide us with supplemental support for these and similar statements throughout your proxy statement, and revise your disclosure to indicate the basis upon which you disclose these assertions. If you base these statement on management’s belief, please indicate that this is the case.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. In addition, we refer the Staff to our letter to the Commission dated May 2, 2014 requesting confidential treatment of the supplemental support being provided to the Commission in response to this comment.

8.	We note your first bullet on page 3. Please provide a cross-reference to the more detailed discussion of your debt financing on page 89. See Item 1001 of Regulation M-A.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

9.	We note information regarding the composition of your board after the consummation of the Business Combination is left blank throughout this proxy statement. We note that you currently have six directors and are currently seeking the election of a seventh, Mr. Westgate. It would appear that the composition of your board is thus currently determinable. Please advise, and if appropriate, revise to indicate the circumstances under which your current directors may be removed from the board and replaced.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

10.	In the final paragraph under this heading, you outline the interests that your executive officers and board of directors may have in the transaction that are different from the interests of stockholders generally. Please revise here, and elsewhere as appropriate, to indicate which directors will have the continued right to hold common stock following the Business Combination, as well as which of your directors will continue as directors of the Company, and which will be removed. Please see Item 5(a)(1) of Schedule 14A.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. We note that all directors will have the continued right to hold common stock following the Business Combination.

Questions and Answers About the Proposal for Stockholders, page 7

11.

We note that at the bottom of page 9 you omit the amount of the PIPE Investment, but on page 66 you state that the preferred stock will be sold for $46.5 million. We also note that the Form 8-K filed April 4, 2014, which appears to refer to the PIPE investment, states that $45 million of 8.0% Series A Convertible Perpetual Preferred Stock will be sold.

May 2, 2014

Please revise as appropriate throughout. Also revise to include a materially complete description of the common equity support agreement referred to in that Form 8¬K.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. We respectfully advise the Staff that any references made in the Proxy Statement to the common equity support agreement refer to the Backstop Commitment, hence no additional disclosure is being provided.

Summary of the Proxy Statement, page 18

12.	Please revise the summary to include a description of the business conducted by Jason and each of its segments.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

13.	Please include a diagram of the ownership structure of the company following consummation of the merger.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Impact of the Business Combination on Quinpario’s Public Float, page 20

14.	Please disclose the ownership percentages assuming the backstop is utilized and the convertible preferred stock is issued and converted.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Risk Factors, page 33

Risk Factors Relating to Jason’s Business, page 33

Volatility in the prices of raw materials and energy prices could adversely affect Jason’s results of operations, page 33

15.	You note here that steel prices are volatile. On page 159, you discuss other raw materials used by Jason, including polyurethane foam, vinyl, plastics, steel, polyester fiber, bicomponent fiber and machined fiber, and indicate that there are a limited number of suppliers. On page 188, you indicate that it is difficult for your acoustic segment to pass along increases in materials costs. Please revise here, or elsewhere as appropriate, to address the risks raised by raw materials other than steel and the limited number of suppliers for such materials. Also expand your disclosure regarding your ability to pass along increases in costs of raw materials.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

May 2, 2014

An adverse change in the interest rates for Jason’s borrowings could adversely affect its financial condition, page 44

16.	You state on page 9 that the debt financing that you will obtain in conjunction with this transaction will be used to refinance Jason’s indebtedness. Please advise whether the risks indicated here, and those related to Jason’s credit facility and discussed under the next heading, will be obviated by such refinancing.

In response to the Staff’s comment, we respectfully advise that all references to risks indicated and relating to Jason’s credit facility are in connection with the new debt financing obtained in conjunction with this transaction. Jason’s existing indebtedness will be refinanced in full upon the incurrence of the new debt financing and any covenants or other provisions relating to such existing indebtedness will no longer be applicable to Jason.

Risk Factors Relating to Jason’s Indebtedness, page 45

The combined company will have a substantial amount of indebtedness . . ., page 45

17.	We note the disclosure on page 66 regarding the terms of your debt facilities. Please expand your disclosure here to discuss potential risks posed by the liens that you anticipate granting, as well as any restrictive covenants relating to these debt facilities. Please also disclose here, and elsewhere as appropriate, the interest rate and repayment terms of your contemplated debt.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Risk Factors Relating to Quinpario and the Business Combination page 46

We will incur significant transaction and transition costs in connection with the Business Combination, page 47

18.	Please state with greater clarity the magnitude of the costs that you are referring to, and the situations under which they may become due. Please also indicate whether these costs include your $5.175 million of deferred underwriting compensation.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Pursuant to the Jumpstart Our Business Startups Act of 2012 . . . , page 49

19.	Please provide a more thorough description of the manner in which you may lose your emerging growth company status, and the exemptions that are available to you.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

We have not registered the shares of our common stock issuable upon exercise of the warrants under the Securities Act . . . , page 51

20.	Please clarify the reference to you being potentially “unable” to register the common stock underlying your warrants.

May 2, 2014

We acknowledge the Staff’s comment and the Proxy Statement has been revised to delete this reference.

The grant of registration rights to our initial stockholders . . . , page 51

21.	Please indicate when the transfer restrictions you refer to here may be released. Please also indicate the number of common shares that may be registered on the conversion of the preferred stock sold in the PIPE investment.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

The Purchase Agreement, page 76

22.	We note your statements here and on page 88 that the representations, warranties and covenants contained in the Purchase Agreement are not intended to provide factual information about the parties and may be qualified by information in confidential disclosure schedules, and that stockholders should not rely on the representations, warranties or covenants as actual facts. Please revise, as necessary, to provide any additional disclosure necessary to ensure that the information contained in the Purchase Agreement is not misleading.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

General Description of the Purchase Agreement, page 76

23.	Where you discuss the manner in which you will use the proceeds of your debt financing, including that the proceeds will be used to pay the Purchase Price as well as to refinance Jason’s debt, please also address the use of the proceeds from the PIPE investment and Backstop Commitment, and as appropriate, the common equity support agreement referred to in the Form 8-K filed April 2, 2014.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. We respectfully advise the Staff that any references made in the Proxy Statement to the common equity support agreement refer to the Backstop Commitment, hence no additional disclosure is being provided.

Conduct of Business Pending the Business Combination, page 81

24.	We note that Quinpario has undertaken not to issue any capital stock, options or convertible securities without the previous consent of Seller. You state on page 83 that Seller has agreed to the PIPE investment. Please advise whether Seller has consented to the Backstop Commitment or any other arrangements currently contemplated by Quinpario.

In response to the Staff’s comment, we respectfully advise the Staff that Seller has consented to the Backstop Commitment and we have revised the Proxy Statement accordingly.

May 2, 2014

Amendment of the Purchase Agreement, page 89

25.	We note your statement that the Purchase Agreement may be amended or supplemented by written agreement of the parties prior to the closing of the Business Combination. Please disclose the circumstances that will necessitate additional shareholder approval of the amended Purchase Agreement and the impact associated with a corresponding opportunity to redeem their shares.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Debt Financing, page 90

26.	Please advise us as to the nature of the “flex” provisions referred to here. Background of the Business Combination, page 92

In response to the Staffs comment, we respectfully advise that the referenced “flex” provisions allow the arrangers of our new debt financing to make certain pre-agreed customary changes to the underwritten terms of our financing to the extent necessary to fully syndicate the underlying term loan commitments. Such provisions include limited increases to the interest rate and fees payable for the financing; tighter limitations regarding our ability to incur additional secured debt and make certain restricted payments; shorter maturity periods for our first and second lien term loan; imposition of certain prepayment penalties; increasing the amounts of certain excess cash flow payments; and limiting the amount of permitted adjustments to certain financial and leverage calculations.

27.	Please advise us how Quinpario Partners arrived at the amount of $538.65 million to acquire the business of Jason on a cash-free, debt-free, and transaction expense-free basis. Please provide us with copies of the board books distributed to Quinpario’s board of directors.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. In addition, we are providing on a supplemental basis copies of the board books distributed to Quinpario’s board of directors.

28.	You refer on pages 99 and 100 to negotiations between Jason and Quinpario. Please provide expanded disclosure regarding the negotiations of the material terms of the merger agreement. We note your statement on page 99 that one of the changes made in negotiation was the reduction from $135 million to $115 million in the amount required to remain in the Trust Account following the redemption, but it is unclear what other terms were negotiated, what positions the parties took, or why the parties ultimately agreed on the material terms of the agreement.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

29.	Please supplementally confirm that your financial advisor has not performed any other services for you during the past two years. Please see Item 1015(b)(4) of Regulation M-A.

We confirm that the financial advisor has not performed any other services for the Company during the past two years.

Selected Public Companies Analysis, page 108

30.	Please disclose the underlying data for each of the comparable companies used to calculate the equity valuation range.

May 2, 2014

In response to the Staff’s comment, we respectfully advise the Staff that the Company is submitting, on a supplemental basis with this letter, a schedule reflecting for each of the 22 companies that the Company utilized in its analysis, the enterprise value of such company and the enterprise value of such company as a multiple of its revenues and EBITDA for calendar years 2013 and 2014. We have not included this information in the summary of our financial advisor’s fairness opinion as it was not the data regarding the individual companies that our financial advisor used to arrive at its opinion, but rather the relevant ranges of values that an analysis of all of them imply. This information and the range of enterprise values that are derived from its application are provided on page 117 of the Proxy Statement. We believe that providing data on such individual companies in the Proxy Statement would put undue focus on the data for the individual companies and is not consistent with the processes undertaken by our financial advisor in arriving at its opinion.

Selected Precedent Transactions Analysis, page 110

31.	Please revise your disclosure here to indicate how Stifel selected comparable transactions. Please also advise whether any comparable companies or transactions were excluded from this or the selected public companies analysis, and if so, why.

Given the breadth of the diversified industrials space, Stifel had to make subjective judgments as to the companies to include among the comparable companies based upon its experience and knowledge of the companies in the industry. As noted on page 117 of the Proxy Statement, Stifel selected the companies used in its analysis on the basis of various factors, including the size of the company and the similarity of the lines of business to Jason’s lines of business. The Company has expanded this disclosure in the Proxy Statement to reflect that the determinations were made based upon Stifel’s experience and knowledge of the companies in the industry as well as the business models, product offerings, operating margin profiles and end-market exposure of such companies.

Similarly, given the number of companies in this space, the number of transactions involving companies in the diversified industrials space is also very large. As noted on page 118 of the Proxy Statement, Stifel focused on transactions consummated since January 1, 2009 involving acquired companies with enterprise values between $300 million and $800 million. Stifel selected the precedent transactions based upon its experience and knowledge of the companies in the diversified industrials space. Although none of the transactions is directly comparable to the Business Combination, nor are any of the target companies directly comparable to Jason, Stifel selected transactions involving target companies with similar characteristics to the characteristics identified above in the comparable company analysis. The disclosure in the Proxy Statement has been expanded to reflect this.

Discounted Cash Flow Analysis, page 111

32.	We note the description of the discounted cash flow analysis prepared by Stifel. We further note that Stifel relied on financial projections and estimates regarding Jason when preparing this analysis. Please revise your description of the discounted cash flow analysis to disclose the financial projections and estimates used, as well as the adjustments made by your management.

May 2, 2014

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Approval of Additional Amendments to Current Certificate in Connection with the Business Combination, page 123

33.	Please advise us of what consideration was given to allowing shareholders to vote separately on the various amendments presented here, in light of Exchange Act Rule 14a-4(a)(3).

In response to the Staff’s comment, we respectfully advise the Staff that, pursuant to Exchange Act Rule 14a-4(a)(3), matters that are so “inextricably intertwined” as to effectively constitute a single matter need not be unbundled. We submit that the various amendments to the Company’s current certificate of incorporation, including, among other things, amendments to change the name of the combined company, to remove certain provisions related to the Company’s status as a blank check company after the Business Combination and such other changes that the board of directors deemed appropriate for the combined company to function as a public operating company, including a supermajority voting requirement for certain amendments to the proposed certificate and designation that Delaware be the exclusive jurisdiction for specified legal actions, are all amendments considered to be inextricably intertwined. The Company believes that the elements of the proposal comprise a unitary matter, the Company’s integration into a public operating company following the Business Combination. The proposed amendments are inextricably linked components of such integration, aimed at protecting the Company from certain vulnerabilities and distractions during its initial existence as a public company, including increased litigation, potential takeovers or allowing a simple majority to make fundamental changes that could disrupt the business of the Company. As such, the individual components cannot be considered or viewed in isolation and the Company respectfully submits that shareholders should instead consider the proposal in its entirety. We note that the Company relied on precedent, including ROI Acquisition Corp.’s definitive proxy statement on Schedule 14A filed with the Commission on April 29, 2013 and Global Eagle Acquisition Corp.’s definitive proxy statement on Schedule 14A filed with the Commission on January 16, 2013, which included similar amendments, including a supermajority voting provision, as part of a larger proposal to amend certain charter provisions.

34.	Please ensure that you state the reasons for each of the amendments you proposed here. We note that you do not address the reason for adopting a supermajority voting requirement to repeal or amend various provisions of your certificate. Please see Item 19 of Schedule 14A.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

35.	Please state clearly that all portions of Article IX other than the limitation on liability under the doctrine of corporate opportunity will be deleted.

May 2, 2014

In response to the Staff’s comment, we respectfully advise the Staff that the limitation on liability under the doctrine of corporate opportunity was included in the existing certificate under Article X, not Article IX, and it has been retained in its same form. Nevertheless, we have revised the Proxy Statement to state clearly that Article IX in its entirety is being deleted.

Approval and Adoption of the Jason Industries, Inc. 2014 Omnibus Incentive Plan, page 128

36.	You state that “[t]he aggregate number of shares of common stock which may be issued... under the 2014 Omnibus Incentive Plan... may be... subject to downward adjustment in the event of issuances or under the Backstop Commitment or depending on whether we issue shares in excess of 3,441,720 shares pursuant to the rollover.” Please clarify whether shares that will be sold under the Backstop Commitment will lower the number of shares that may be issued under the incentive plan. Similarly, please clarify whether the exchange of Quinpario Sub shares for Quinpario shares when those Sub shares were received as part of a contribution of additional equity by the Rollover Participants because your trust account had fallen below $115 million will lead to a commensurate decrease in the number of shares available for issuance under the incentive plan.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Eligibility for Participation, page 129

37.	Please disclose the approximate number of people in each class that is eligible to participate. Please see Item 10(a)(1) of Schedule 14A.

We respectfully advise the Staff that awards granted under the 2014 Omnibus Incentive Plan are within the discretion of the Compensation Committee, and the Compensation Committee has not yet determined future awards or who might receive them. Notwithstanding the foregoing, the Company anticipates there will initially be 13 employees of Jason and all non-employee members of our board of directors eligible to receive awards under the 2014 Omnibus Incentive Plan. The Proxy Statement has been revised accordingly.

Information about Quinpario, page 134

38.	You state here that your Sponsor is Quinpario Partners LLC, and that Quinpario Partners LLC is your Sponsor’s managing manager. Please revise to indicate that your Sponsor is Quinpario Partners I, LLC.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Management, page 136

39.	Please provide, where appropriate, the disclosure regarding shareholder communications with the board contemplated by Item 407(f) of Regulation S-K. We note the information regarding stockholder proposals on page 224; however, it does not appear that you address the issue of whether shareholders may send communications to the board.

May 2, 2014

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

40.	Please include, where appropriate, the information required by Item 407(h) of Regulation S-K regarding board leadership structure and role in risk oversight. While we note that Mr. Quinn serves as both your Chairman and CEO, you do not discuss your lack of an independent lead director, nor why you have determined that your leadership structure is appropriate given your circumstances.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Other Board Committees, page 142

41.	We note your statement that you intend to establish a nominating committee upon consummation of the Business Combination. Please provide the information required by Item 407(c).

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Information about Jason, page 150

42.	Please revise this section to ensure that the use of pronouns is consistent. You state at the beginning of this section that unless otherwise stated pronouns such as “we” and “us” refer to Jason; however, Jason is often referred to in the third person and first person pronouns are frequently used to refer to Quinpario.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

43.	Please fill the blanks throughout this section relating to Jason’s customer base.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

44.	Please ensure that your discussion of Jason’s corporate history includes a discussion of the challenges it has faced. For example, on page 150 you emphasize the use of the JBS over the past eight years to “provide[ ] a consistent and effective strategic deployment process for executing growth, operational and performance initiatives,” but make no discussion here of your re-capitalization four years ago.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Finishing, page 151

45.	You state here that the global market for the products produced by Jason’s finishing segment is $1.2 billion, but that this global market size increases to $7 billion when abrasives products are included. Please clarify the size of the market for the products that Jason’s finishing segment produces. Please provide similar clarification for Jason’s Seating segment.

May 2, 2014

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Seating, page 152

46.	Please advise why you appear to have redacted the first product group produced by Jason’s Seating segment.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Competitive Strengths, page 155

47.	Please revise to indicate competitive weaknesses and challenges facing Jason as well as Jason’s competitive strengths. Please ensure that you provide support for the various qualitative statements made about Jason in relation to its competitors and its growth opportunities both here and throughout this proxy statement.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. In addition, we refer the Staff to our letter to the Commission dated May 2, 2014 requesting confidential treatment of the supplemental support being provided to the Commission in response to this comment.

Executive Compensation, page 163 Bonus, page 166

48.	We note your statement that 10% of the annual bonus is discretionary. You then state that there is an additional discretionary portion of this bonus. Please quantify the additional discretionary portion, and disclose why these two discretionary portions are considered separately.

In response to the Staff’s comment, we respectfully advise the Staff that there is no additional discretionary portion of the bonus. We have removed the sentence referencing an additional discretionary bonus in the Proxy Statement.

Long-Term Equity-Based Compensation, page 167

49.	We note that the profit interests granted to Jason executives where in, and vested upon a change of control of, Seller, rather than Jason. We further note the disclosure on page 171 that the Class E1 and E2 units will vest on the closing of the Business Combination. Please advise.

In response to the Staff’s comment, we respectfully advise the Staff that by virtue of the corporate structure of the Seller, a sale of Jason will constitute a change in control of the Seller. The Proxy Statement has been revised to add clarifying language.

May 2, 2014

Potential Payments Upon a Qualifying Termination in connection with a Change in Control, page 174

50.	We note your disclosure under this heading concerning compensation contingent, in part, upon a change in control. We also note the vesting of the Class E1 and Class E2 units on the consummation of the Business Combination. Please revise to include the disclosure required by Item 402(t) of Regulation S-K. Please see Item 5(a)(5) of Schedule 14A.

In response to the Staff’s comment, we respectfully advise the Staff that we have added the disclosure required by Item 402(t) of Regulation S-K. Please see the Golden Parachute chart on page 186 of the Proxy Statement. Additionally, we have added a proposal for an advisory vote on Golden Parachute compensation.

Director Compensation, page 174

51.	Please advise why Mr. Ward was paid less in cash than the other directors, as well as why he was the sole recipient of equity awards. Please also indicate whether any of your directors served as Chairperson of the Audit or Compensation Committees of Seller.

In response to the Staff’s comment, we respectfully advise the Staff that Mr. Ward was paid less in cash than the other directors because he did not serve for the entire year and therefore his fees reflect such partial year. Mr. Ward was the sole recipient of equity awards because directors are granted equity on their commencement date and not on an annual basis, and Mr. Ward commenced board service in 2013. Our Seller-affiliated non-employee directors, Scott Rivard and Howard Unger, served as Chairperson of the Audit Committee and Chairperson of the Compensation Committee (respectively), in each case, for no consideration. We have clarified this in the Director Compensation section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 176

52.	Your MD&A contains minimal disclosure on prospective developments and strategies. We note that you discuss various trends impacting your segments under the heading “Information about Jason” above, and discuss aggressive expansion plans for Jason, but do not include any elaboration on these trends or expansion plans in MD&A. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly. Please also discuss the capital expenditures that will be required for these plans. See Item 303(a)(2)(i) of Regulation S-K.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

53.	Please revise to include here, or elsewhere as appropriate, the disclosure called for in Part I of Form 10-Q for a period ending as of a recent date. Please see Item 17(b)(8) of Form S-4.

May 2, 2014

In response to the Staff’s comment, we respectfully submit that Item 17(b)(8) of Form S-4 is not applicable to the Company until we are required to include first quarter numbers in the Proxy Statement.

Consolidated Results of Operations for the Years Ended December 31, 2011, 2012 and 2013, page 180

54.	Please ensure that appropriate context is provided for your readers to understand the drivers of change in the line items you address here from year-to-year. For example, you allude to a decline in the European sales of your finishing segment in the year ended December 31, 2013, but provide no other guidance regarding the performance of that segment during that year, nor any information regarding your seating segment. We note that segment specific performance information is provided beginning on page 186.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

55.	Please expand your discussion of your consolidated operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Quantify how much of the increase or decrease in consolidated net sales, from period-to-period, was due to changes in volumes sold and changes in sales prices; and

•	Quantify the underlying factors you attribute to the changes in selling and administrative expenses.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Key Measures Jason Uses to Evaluate Performance, page 184

56.	So that we may better understand how you use the non-GAAP measures EBITDA and Adjusted EBITDA, please address the following:

•	Please tell us how you determined that your non-recurring losses or gains, including long-lived asset impairment charges, operational restructuring charges, transactional legal fees, other professional fees and one-time special bonuses, fire losses and gains, pension plan withdrawal expenses, purchase accounting adjustments and sponsor fees and expenses are non-recurring or infrequent in nature. Please note that it would not be appropriate to state that a charge is non-recurring, infrequent and unusual unless it meets the specified criteria. To the extent that your adjustments do not meet the criteria for being “non-recurring,” please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures; and

May 2, 2014

•	On page 190, you disclose that you are required to comply with a financial covenant tied to maximum total debt to EBITDA ratio, as defined in the agreement. Please disclose whether your definition of EBITDA is the same as the definition used by your lenders. If the definitions are not the same, please revise to disclose how the calculations differ.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Segment Financial Data, page 186

57.	Please expand your segment operating results disclosure to quantify the factors that you identify as impacting your results. Also, please expand your segment operating results to disclose and discuss your segment earnings in more detail for each period presented, as well as any other significant items impacting your segment earnings between periods.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Liquidity and Capital Resources, page 189

Background, page 189

58.	Please revise to clarify whether the $7.3 million of cash at your non-US operations is included in the $16.3 million of available cash.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Indebtedness, page 189

59.	Please clarify whether the proceeds of the debt financing will be used to retire Jason’s foreign debt arrangements, or whether these foreign debt arrangements will survive the Business Combination.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

60.	You disclose that you are required to comply with a financial covenant tied to a maximum total debt to EBITDA ratio, as defined in the agreement. Please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented. Also, if you believe non-compliance is reasonable possible, please disclose actual and required ratios/amounts.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Mandatory Prepayment, page 191

61.	Please clarify the prepayment fees that will be incurred through the process of refinancing with the proceeds of the debt financing.

May 2, 2014

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Short-Term and Long-Term Liquidity Requirements, page 193

62.	You indicate here that your capital expenditures for the coming fiscal year are anticipated to be approximately $24 million. Please indicate the purposes of these expenditures and the anticipated source of funds. See Item 303(a)(2)(i) of Regulation S-K.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Cash Flow Provided by Operating Activities, page 193

63.	In your discussions of operating cash flows, please discuss the changes in working capital components that impacted cash flows from operations. Please expand your disclosures to discuss the underlying reasons for changes in material components, including accounts receivable, inventories, insurance receivables, accounts payable, accrued compensation and employee benefits and other-net. See Section IV.B of the SEC Interpretive Release No. 33-8350.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Quantitative and Qualitative Disclosures about Market Risk Interest Rate Risk, page 200

64.	Please revise to present quantitative information in one of the formats described in Item 305(a)(1) of Regulation S-K regarding Jason’s exposure to currency and commodity risks.

We acknowledge the Staff’s comment. Jason management has reviewed the quantitative information set forth in 305 (a)(1) of Regulation S-K and to the extent applicable we have revised the Proxy Statement accordingly. We respectfully advise the Staff that Jason has extremely limited foreign currency and commodity risks and as such has historically not entered into financial instruments to mitigate such risks, and therefore the tabular disclosures included in 305 (a)(1) of Regulation S-K are largely not applicable to Jason. As a consequence, we have included additional data points in the text to enhance the disclosures provided.

Registration Rights, page 216

65.	Please advise us regarding the “warrants that may be issued upon conversion of working capital loans” that you refer to here. We note that such loans and warrants are not discussed elsewhere in your proxy statement.

In response to the Staff’s comment, additional disclosure has been added to the Proxy Statement regarding warrants that may be issued upon conversion of working capital loans in the section entitled “Certain Relationships and Related Transactions—Quinpario Related Person Transactions.”

May 2, 2014

66.	Please advise us as to why certain of the registration rights you describe here, particularly those related to the founders shares, are not discussed under “Certain Relationships and Related Transactions,” below.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Beneficial Ownership of Securities, page 217

67.	Please advise us as to why the percentages of AQR Capital Management LLC’s ownership as reflected in the table and the footnote to the table do not correspond.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Certain Relationships and Related Transactions, page 220

68.	Please provide the information required by Item 404(a)(5) for the extension of travel and administrative costs on behalf of Quinpario by the Sponsor.

In response to the Staff’s comment, we respectfully advise the Staff that all travel costs and other administrative expenses incurred by our Sponsor were reimbursed by Quinpario upon presentment on a timely basis and should not have been characterized as indebtedness of the Company. The Proxy Statement has been revised accordingly.

Registration Rights, page 221

69.	Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock and preferred stock. Refer to FASB ASC 825-20-50-1.

The registration rights agreement to be entered into between the Company and the investors under the PIPE Investment and Backstop Commitment has been deleted from the section entitled “Certain Relationships and Related Transactions” in the Proxy Statement because none of the investors thereunder will be related parties of the Company. In response to this comment, however, we will disclose in the section entitled “Description of Securities-Registration Rights” of the Proxy Statement, the maximum penalties under this registration rights agreement in the event a registration statement filed pursuant thereto is not declared effective within the deadlines set forth therein.

70.	If the Backstop Commitment and PIPE investment are with related parties, please provide the information called for by Item 404(a) of Regulation S-K with regard to both of these transactions.

In response to the Staff’s comment, we respectfully advise the Staff that none of the contemplated investors in the Backstop Commitment or PIPE investment are related parties, hence no disclosure is required.

May 2, 2014

Price Range of Securities and Dividends, page 223

71.	Please provide, here or elsewhere as appropriate, the information called for by Item 201 of Regulation S-K regarding Jason’s securities. See Item 17(b)(2) of Form S-4. We note the disclosure on page F-36 of the Notes to Jason Partners Holdings Inc.’s Financial Statements.

We acknowledge the Staff’s comment and we will update as necessary.

Index to Consolidated Financial Statements, page F-1

General

72.	Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

We acknowledge the Staff’s comment and we will update as necessary.

Financial Statements – Jason Partners Holdings, Inc.

19. Subsequent Events, page F-51

73.	Please revise your footnote to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Please refer to ASC 855-10-50-1.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

Proxy Card

74.	Please revise the proxy card to prominently indicate that the card is preliminary until your definitive proxy statement is filed.

We acknowledge the Staff’s comment and have revised the proxy card accordingly.

Annex A

75.	Please supplementally provide us a list briefly identifying the contents of all omitted exhibits to the Stock Purchase Agreement.

In response to the Staff’s comment, we are providing on a supplemental basis the following list briefly identifying the contents of all omitted exhibits to the Stock Purchase Agreement:

A – Example Statement of Net Working Capital included to establish the practices and methodologies applied in calculating Net Working Capital for purposes of the Purchase Agreement.

May 2, 2014

B – Form of Escrow Agreement to be entered into by and among Quinpario, Seller and JPMorgan Chase Bank, National Association, as escrow agent, pursuant to the terms of the Purchase Agreement.

C – Debt Commitment Letter from Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. to JPHI Holdings Inc. dated March 16, 2014.

D – Terms of Investor Rights Agreement to be entered into as of the closing date by and among Quinpario, Quinpario Sub and the Rollover Participants, which agreement shall also include other customary terms for such an investor rights agreement, pursuant to which, among other things, the Rollover Participants shall receive the option to exchange all or a portion of their shares of common stock of Quinpario Sub into the same number of shares of Quinpario common stock.

*     *     *     *     *

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Staff Letter. We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

EXHIBIT A

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on March 28, 2014, as subsequently amended (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QUINPARIO ACQUISITION CORP.

By:	/s/ Paul J. Berra III
	Name:	Paul J. Berra III
	Title:	Vice President, General Counsel & Secretary